UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	1-14872

SAPPI LIMITED
(Exact name of registrant as specified in its charter)

48 Ameshoff Street Braamfontein Johannesburg 2001 Republic of South Africa Tel No: +27 11 407 8041
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 Ordinary Share ordinary shares, par value R1.00 per Share*
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☒	Rule 12h-6(d)	☐

(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☐	Rule 12h-6(i)	☐

(for debt securities)		(for prior Form 15 filers)

*  Not for trading but only in connection with the registration of the American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

PART I

The purpose of this part is to provide information to investors and to assist the Commission in assessing whether you meet the requirements for terminating your Exchange Act reporting under Rule 12h-6. If, pursuant to Rule 12h-6, there is an item that does not apply to you, mark that item as inapplicable.

Item 1. Exchange Act Reporting History

A.
Sappi Limited (“Sappi”) first incurred the duty to file reports under Section 13(a) and Section 15(d) of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”) on November 5, 1998, when Sappi’s ADSs were first listed on the New York Stock Exchange (the “NYSE”).

B.
Sappi has filed or submitted all reports required under Section 13(a) and Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Sappi has filed at least one annual report under Section 13(a) on Form 20-F under Section 13(a).

Item 2. Recent United States Market Activity

Sappi’s securities were last sold in the United States in a registered offering under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on November 16, 1999.

Item 3. Foreign Listing and Primary Trading Market

A.
The primary trading market for Sappi’s ordinary shares is the Johannesburg Stock Exchange (the “JSE”) in South Africa under the symbol “SAP”. Sappi’s ADSs were listed on the New York Stock Exchange (“NYSE”) under the symbol “SPP.”  Sappi filed a Form 25 on September 19, 2013, and the delisting from the NYSE became effective before the opening of the market on September 30, 2013.

B.	Sappi’s ordinary shares have been listed on the JSE since 1937. Sappi has maintained the listing of its ordinary shares on the JSE since such initial listing.

C.	The percentage of trading in the ordinary shares that occurred in South Africa for the 12-month period beginning on August 28, 2012 and ending on August 27, 2013 represented approximately 99.15%.

Item 4. Comparative Trading Volume Data

If relying on Rule 12h-6(a)(4)(i), provide the following information:

A.	The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 28, 2012 and the last date of such period is August 27, 2013.

B.
 For the same 12-month period, the average daily trading volume of the ordinary shares (including ordinary shares represented by ADSs) was 11,358 in the United States and 1,338,187 on a worldwide basis.

C.
For the same 12-month period, the average daily trading volume of the ADRs (expressed in terms of underlying ordinary shares) in the United States as a percentage of the average daily trading volume for the ordinary shares and ADRs on a worldwide basis was 0.85%.

D.
Sappi has delisted the ADSs from the New York Stock Exchange. Such delisting became effective on September 30, 2013. As of August 27, 2013, the average daily trading volume of the ordinary shares (including ordinary shares represented by ADSs) in the United States as a percentage of the average daily trading volume for the ordinary shares on a worldwide basis for the preceding 12-month period was 0.85%.

E.	Sappi has not terminated a sponsored ADR facility regarding the ordinary shares.

F.	ThomsonReuters provided the trading volume information used for determining whether Sappi meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.	On September 9, 2013, Sappi published notice of its intent to terminate its duty to file reports under Section 13(a) and 15(d) of the Exchange Act.

B.
Sappi disseminated such notice in the United States by means of a press release through the National News wire service, which was also furnished to the Commission under cover of Form 6-K on EDGAR on September 9, 2013, and published on Sappi’s website, www.sappi.com, on September 9, 2013.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Sappi’s Internet website on which it intends to publish the information required under Rule 12g3-2(b)(1)(iii) is www.sappi.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Sappi has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Sappi certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

September 30, 2013	By	/s/ Maarten van Hoven	Group Head Strategy & Legal
Date		Name	Title